UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                          Estate of Joe Frank Sanderson
                               225 N. 13th Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-4030
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               May 13, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Estate of Joe Frank Sanderson
                  64-6213477

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a)
                  (b)

3)       SEC USE ONLY


4)       SOURCE OF FUNDS (See Instructions)

                  Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Estate subject to the laws of the State of Mississippi


                                    (7)     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                0 shares of Common Stock, $1.00 par
                                            value per share ("Common Stock")
OWNED BY
EACH                                (8)     SHARED VOTING POWER
REPORTING
PERSON                                      2,399,672 shares of Common Stock
WITH
                                    (9)     SOLE DISPOSITIVE POWER

                                            0 shares of Common Stock

                                    (10)    SHARED DISPOSITIVE POWER

                                            2,399,672 shares of Common Stock

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,399,672 shares of Common Stock

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
                  Instructions)



13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.09%

14)      TYPE OF REPORTING PERSON (See Instructions)

SCHEDULE 13D

Preliminary Statement

         The Reporting Person files this Amendment No. 5 to Schedule 13D to report the distribution of 400,000 shares of Sanderson Farms, Inc. common stock on May 13, 2002 by the Estate of Joe Frank Sanderson to four of the primary beneficiaries of the Estate according to the will of Joe Frank Sanderson. This filing also reflects the sale of 55,000 shares of Sanderson Farms, Inc. common stock as reported in Item 5(a).

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the "Company"), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

         (a) This statement is filed on behalf of the Estate of Joe Frank Sanderson (the "Estate").

         (b)      The Estate's address is c/o Joe F. Sanderson, Jr. or William
R. Sanderson,  co-executors,  225 N. 13th Avenue, Laurel, Mississippi  39440.

         (c)      Not applicable.

         (d) During the last five years, the Estate has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

         (e) During the last five years, the Estate has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Estate is subject to the laws of the State of Mississippi.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

ITEM 4.  Purpose of Transaction.

         On January 4, 1998, Joe Frank Sanderson died. The shares of Common Stock that Mr. Sanderson owned of record are now owned of record by the Estate, except for shares that the Estate has disposed of since that date.
The  co-executors  of the Estate are Mr.  Sanderson's  sons,  Joe F.
Sanderson, Jr. and William R. Sanderson (the "Co-executors").

         The Estate does not have any plans or proposals that relate to or would result in any of the following actions, except as set forth below and in the last paragraph of this Item 4:

         the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock held by the Estate to the heirs and legatees under the decedent's last will (which heirs and legatees are primarily the decedent's four children, who include the Co-executors), and other than sales of Common Stock of the Company from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6.

         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         any material change in the present capitalization or dividend policy of the Company;

         any other material change in the Company's business or corporate structure;

         changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         any action similar to any of those enumerated above.

         Both of the Co-executors also are directors of the Company (and one is an officer of the Company) and members of the Company's Executive Committee and, as such, participate in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time; and, in keeping with their fiduciary duties as co-executors of the Estate, make proposals or recommendations to the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Estate is the beneficial owner of 2,399,672 shares of Common Stock, representing approximately 18.09% of the shares of Common Stock of the Company outstanding. The amount reported in Amendment No. 4 was 2,854,672 shares. The difference results from the Estate's distribution of 400,000 shares on May 13, 2002 to the four primary beneficiaries of the Estate pursuant to the will of Joe Frank Sanderson. The four primary beneficiaries of the Estate are the four children of Joe Frank Sanderson, deceased. The Estate also sold, from time to time since Amendment No. 4, a total of 55,000 shares in open market transactions as follows: 10,000 shares at $25.405 per share on March 4, 2002, 20,000 shares at $25.4128 per share on March 5, 2002; 4,000 shares at $27.55 per share on April 4, 2002; 6,000 shares at $26.75 per share on April 5, 2002; 10,000 shares at $26.8045 per share on April 8, 2002; and 5,000 shares at $26.75 per share on April 9, 2002.

         (b) The Co-executors of the Estate share the power to vote or to direct the vote and to dispose or to direct the disposition (including selling or encumbering the shares or distributing them to heirs and legatees) of the shares of Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, each of the Co-executors disclaims the beneficial ownership of the shares of Common Stock owned of record by the Estate.

         Joe F. Sanderson, Jr. is the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors of the Company. William
R. Sanderson is employed as the Director of Marketing for the Company and is a member of the Board of Directors of the Company. The business address for each of them is 225 N. 13th Avenue, Laurel, Mississippi 39440. During the last five years, neither of them has been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. They are both citizens of the United States.

         (c) During the past sixty days, the Estate has not effected any transactions involving the Common Stock of the Company other than as described in Item 5(a) above.

         (d) To the knowledge of the Estate, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned of record by the Estate.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to a Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association (the "Lender") and the Co-executors of the Estate, solely in their capacities as co-executors, the Estate pledged 3,085,000 of its shares of Common Stock to secure its obligations under the Loan Agreement dated as of March 31, 1999 between the Lender and the Co-executors, solely in their capacities as co-executors. The Loan Agreement pertains to borrowings of $13,500,000, the proceeds of which were used primarily to pay estate taxes.

         On March 6, 2000, the Lender notified the Estate that it was in default under the Loan Agreement because the decline in market value of the Common Stock pledged as collateral for the Loan Agreement had caused the Estate to have insufficient collateral for the loan. Copies of the Loan Agreement and the related Pledge Agreement were filed as exhibits to the Schedule 13D filed by the Reporting Person on December 16, 1999 and are incorporated herein by reference. On March 21, 2000, the Estate paid in full all obligations under the Loan Agreement, using the funds made available under the Credit Agreement described in the following paragraph.

         On March 21, 2000, the Estate borrowed $13,500,000 from Harris Trust and Savings Bank and SunTrust Bank ( the "Banks") under a Credit Agreement of that date. The entire proceeds were used to pay off the Estate's loan from Bank of America National Trust and Savings Association. The loan under the Credit Agreement is secured by the Estate's pledge of 3,214,672 shares of Common Stock of the Company. This loan requires that the ratio of the principal amount of the loan, divided by the market value of the pledged Common Stock, not exceed 60%. In making this calculation, the value of the pledged Common Stock is its market value, except that if the market value is less than $5.00 per share the Common Stock is deemed to have no collateral value. In addition, in making this calculation the principal amount of the loan is reduced by any cash collateral held by the banks, and also by the principal amount of any guaranty of the loan that the Company may decide to provide to the banks. The Bank of America loan did not make provision for a guaranty by the Company. If a guaranty is provided by the Company, it will be released at the request of the Estate or the Company if, on the last day of any calendar quarter, the abovementioned ratio is 50% or less. The Estate has agreed to indemnify the Company against any loss from any such guaranty. Upon payment in full of the banks, the Company would succeed to the banks position as pledgee of the Common Stock, and the shares would secure the Estate's obligations to the Company.

         On March 30, 2001, the Estate entered into a First Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for an extension of the first principal payment date from April 1, 2001 to April 1, 2002, and provides for the addition of certain real estate owned by the Estate as additional security for the loan. Pursuant to this amendment, the principal amount of the loan will be repaid in 16 consecutive quarterly installments beginning April 1, 2002, rather than 20 installments beginning April 1, 2000 as previously provided.

         On July 6, 2001, the Estate entered into a Second Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This Amendment, among other things, provides for the release of certain real estate interests owned by the Estate and held by the Banks as security for the Notes. Subsequent to this Amendment, on July 30, 2001, the Estate requested and received a waiver from the Banks allowing the Estate to distribute the Estate's real estate interests to the beneficiaries of the Estate, which distribution was made on July 30, 2001.

         On May 13, 2002, the Estate entered into a Third Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This Amendment, among other things, provides for the release of 400,000 shares of Sanderson Farms, Inc. as security for the Notes, waives certain financial covenants to allow the distribution of such stock to the primary beneficiaries of the Estate under the will of Joe Frank Sanderson, deceased, removes the requirement that the Estate provide annual audited financial statements to the Banks, and waives the past failure to provide audited financial statements to the Banks.

         Description of the contents of any document referred to in this
Schedule 13D and filed or incorporated by reference as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated by reference herein.

ITEM 7.  Material Filed as Exhibits.

EXHIBIT 1 Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on December 16, 1999).

EXHIBIT 2 Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 2 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on December 16, 1999).

EXHIBIT 3 Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and the lenders from time to time party thereto (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on March 21, 2000).

EXHIBIT 4 Pledge Agreement dated as of March 21, 2000 by and between Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank, acting as agent thereunder for the lenders identified therein (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on March 21, 2000).

EXHIBIT 5   First Amendment to Credit Agreement and Term Notes dated
            March 30, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on March 30, 2000).

 EXHIBIT 6  Second  Amendment to Credit  Agreement  and Term  Notes  dated
            July 6, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 1 to Amendment No. 3 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on July 6, 2001).

EXHIBIT 7 Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Joe F. Sanderson, Jr. and William R. Sanderson, as Co-Executors of the Estate of Joe Frank Sanderson and not in their individual capacities.(incorporated by reference to Exhibit 7 to Amendment No. 4 to Schedule 13D filed by the Estate of Joe Frank Sanderson on January 18, 2002).

EXHIBIT 8 Third Amendment to Credit Agreement and Term Notes dated May 10, 2002 among Joe Frank Sanderson, Jr. and William R. Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank.
SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                     ESTATE OF JOE FRANK SANDERSON


                                      By:/s/Joe F. Sanderson, Jr.
                                         -------------------------------------
                                         Joe F. Sanderson, Jr., Co-Executor


                                      By: /William R. Sanderson
                                         -------------------------------------
                                          William R. Sanderson, Co-Executor

                                          Dated: May 13, 2002